[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST
October 25, 2005
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549
Re:	Dover Saddlery, Inc. Registration Statement on Form S-1 File No. 333-127888
Dear Mr. Owings:
          On behalf of our client, Dover Saddlery, Inc., a Delaware corporation (the “Company” or “Dover Saddlery”), please find for review by the Securities and Exchange Commission (the “Commission”) four (4) copies of Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-127888, of the Company (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on October 5, 2005. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated October 21, 2005 (the “Comment Letter”) and to effect such other changes as the Company deems appropriate.
          Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.
General
1.	We note your response to comment 12 in our letter dated September 23, 2005. The revised disclosure and Exhibits 10.25 and 10.26 reflect that the redemption agreement was initially executed on August 25, 2005 — the day before you filed this registration statement — but

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 001

H. Christopher Owings
October 25, 2005

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closed on September 14, 2005, which is subsequent to the filing of the registration statement. Please provide us with an analysis of whether the redemption agreement was completed in a manner consistent with Rule 152 under the Securities Act. In this regard, we note that the Exhibit 10.26 letter agreement solely amends the closing date of the redemption agreement to September 14, 2005.

We note that Exhibit 10.26 only extended the closing date of the above referenced redemption agreement (the “Redemption Agreement”) from September 15, 2005 to September 16, 2005, which is the date on which the transaction did, in fact, close. Accordingly, we believe the above references to September 14, 2005 are errors.

Citizens Ventures, Inc. is a large institutional accredited investor and was the only entity making an investment decision with respect to the Redemption Agreement included as Exhibit 10.25 to the Registration Statement. The redemption of shares of capital stock held by Citizens Ventures, Inc. was related to the Company’s obligation, as provided in its Amended and Restated Certificate of Incorporation to redeem the shares held by Citizens Ventures, Inc. on September 10, 2005. As noted by the Staff, the Redemption Agreement was executed prior to the Company’s first filing of the Registration Statement. As provided in the Redemption Agreement, the obligation of Citizens Ventures, Inc. to close the transaction contemplated therein was unconditional and no investment decision was available to be made by Citizens Ventures, Inc. after the filing of the registration statement. As noted above, the amendment included as Exhibit 10.26 to the Registration Statement was not a renegotiation of the terms of the agreement and therefore such amendment should not constitute a new offering. As a result, under the guidance provided by the Staff as set forth in the Black Box Incorporated and Squadron, Ellenoff, Pleasant & Leher no-action letters, with respect to Rule 152 under the Securities Act of 1933, as amended, we believe the Company completed the transactions contemplated by the Redemption Agreement in a manner consistent with Rule 152 and is, therefore, protected by the safe harbor provided thereby.

2.	Also, we note in this amendment new disclosure and new exhibits related to an amended and restated subordination agreement dated September 16, 2005, which again is subsequent to the filing of the registration statement. In particular, we note that as reflected in Exhibit 10.32, you entered into a warrant purchase agreement to sell common shares subsequent to the filing of the registration statement.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 002

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Please provide us with an analysis of whether the private warrant purchase agreement for common shares should be integrated with your public offering of common shares.

Subsequent to the first filing of its Registration Statement, the Company issued to Patriot Capital Funding, Inc. a promissory note and a warrant to purchase shares of the Company’s common stock in connection with a loan being made by Patriot Capital Funding, Inc. to the Company. The purpose of the loan, including the issuance by the Company of the promissory note and the related warrant to Patriot Capital Funding, Inc., was to provide the required cash to enable the Company to consummate the transaction with Citizens Ventures, Inc. as contemplated by Exhibit 10.25. Patriot Capital Funding, Inc. is a large institutional accredited investor and was the only entity making an investment decision with respect to the issuance of the promissory note and warrant pursuant to the note and warrant purchase agreement included as Exhibit 10.32. The sale and issuance of the promissory note and warrant to Patriot Capital Funding, Inc. would be a valid private placement if viewed separately. Accordingly, under the guidance provided by the Staff as set forth in the Black Box Incorporated and Squadron, Ellenoff, Pleasant & Leher no-action letters, we believe the sale and issuance of the promissory note and warrant pursuant to the note and warrant purchase agreement should not be integrated with the Company’s public offering of shares of its common stock.
Summary Historical Financial Information, page 4
3.	We note your response to comment 8 in our letter dated September 23, 2005. However, in footnote (1) on pages 4 and 27, you still disclose that, “we also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility and subordinated notes.” Please remove this reference or include a reconciliation of EBITDA to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.
In response to the Staff’s comment, the Company has removed the aforementioned references from the prospectus.

4.	We note your response to comment 9 in our letter dated September 23, 2005. Please revise your disclosures to include disclosure of cash flows from operations, cash flows from investing activities, and cash flows from financing activities in addition to your presentation of

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 003

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

capital expenditures. Please ensure your presentation is consistent with the Summary of Historical Financial Information on page 4 and Selected Financial Data on page 26.

The Company acknowledges the Staff’s comments and has revised the prospectus accordingly.
Critical Accounting Policies, page 39
5.	We note your response to comment 15 in our letter dated September 23, 2005. Your discussion of changes and trends associated with the underlying accounts focuses strictly on reserves from the balance sheet perspective. Please also disclose changes and trends from the income statement perspective. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.

The Company acknowledges the Staff’s comments and has revised the prospectus accordingly.
Plan of Distribution, page 76
6.	We note your response to comment 18 in our letter dated September 23, 2005. With particular regard to the supplemental “Open IPO Auction Process Materials” you have provided us, please tell us to whom and how you will deliver the final piece, which appears to be a targeted announcement. In addition, to the extent you intend it to comply with Rule 134, please tell us why it is appropriate to list your 1-800 number and website, and include the bottom portion‘s suggestion to forward the message to friends and family.

WR Hambrecht + Co has informed the Company that they have scheduled a conference call for Tuesday, October 25th with Mark Vilardo of the Office of the Chief Counsel of the Commission to discuss the supplemental auction materials. All auction process materials will be in compliance with Rule 134 and the prior guidance of the Staff provided in connection with the Staff’s review of auction process materials used in prior OpenIPOs.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 004

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Commissions and Discounts, page 76
7.	Please refer to the last sentence of this subsection. Please confirm that the information on websites maintained by any selected dealer or selling group members is limited to the electronic prospectus and other information permitted by Rule 134.

The nature of the process of forming the selling group is such that the final list of selling group members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the selling group are, and what their plans for posting the prospectus or other offering information on their website may be, until after the auction is run and shares allocated, the Company is unable at this time to confirm any selling group member’s plans for posting the prospectus or any other information on their website. However, W.R. Hambrecht + Co., LLC, the lead manager, has advised the Company that in accepting the invitation to join the selling group, each member of the selling group represents to W.R. Hambrecht + Co., LLC as follows:

“We represent that we will conduct all of our activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended.”
The OpenIPO Auction Process, page 76
8.	Please revise to disclose that you will deliver to bidders a notice of effectiveness of the registration statement and of the date that the auction will close. This notice is included in your supplemental materials, but does not appear to be discussed here in the Plan of Distribution. Also, please revise the notice and your disclosure to clarify that this notice is sent when you request effectiveness of the registration statement.

WR Hambrecht + Co has informed the Company, and the Company respectfully advises the Staff, that the paragraph on page 77 of the Plan of Distribution under Effectiveness of the Registration Statement states “After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriter or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration has been declared effective and that the auction may close in as little as one hour following effectiveness.” In

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 005

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

addition, the third paragraph under Prior to Effectiveness of the Registration Statement states “Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date.” WR Hambrecht + Co has advised the Company that neither of these notices are necessarily sent at the same time as the Company requests effectiveness of the registration statement, therefore the Company has not further revised this disclosure. The notice of the proposed effective date of the registration statement will be sent to prospective investors as soon as the Company and the underwriter determines the date on which they plan to go effective, which may or may not be the precise time that the Company and the underwriter submit their acceleration request.

WR Hambrecht + Co has further advised the Company that WR Hambrecht + Co recently submitted the Plan of Distribution for OpenIPO to the Office of Chief Counsel for the review and comment of the Office of Chief Counsel, which was conducted by Joe Babits, Carol McGee and David Lynne of that office. Their review and comment concluded in approximately May of 2005 and WR Hambrecht + Co has incorporated all of their comments in the current Plan of Distribution. The purpose of this review was to ensure that OpenIPO was not viewed unfavorably by prospective issuers because of the possibility that the Staff’s review of the OpenIPO Plan of Distribution would result in unusual delay associated with extensive comment and revision of the registration statement disclosure. WR Hambrecht + Co has further advised the Company that WR Hambrecht + Co has completed 14 initial public offerings via OpenIPO during the past five years, and has had extensive dialog with the staff regarding OpenIPO, the auction process and the Plan of Distribution disclosure in connection with each offering. The current disclosure has evolved as a result of the prior comment and review of examiners in each of the 14 offerings as well as the recent review of the Office of Chief Counsel and reflects all of their comments. WR Hambrecht + Co has noted to the Company that the OpenIPO process and disclosure that are contemplated for the Company’s offering are materially identical to the process and disclosure that has received the benefit of five years of review by the Staff and the recent review by the Office of the Chief Counsel concluded in May 2005.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 006

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Reconfirmation of Bids, page 77
9.	We note in the first paragraph under “Changes in the Price Range Prior to Effectiveness of the Registration Statement,” you state that pre-effectively, you will provide notice of any change in the price range or the number of shares to be sold in the offering. Please revise the last bullet here under “Reconfirmation of Bids” to clarify whether you are referring to pre-effective pricing or post-effective pricing or both.

The Company respectfully advises the Staff that the first paragraph on page 78 of the Plan of Distribution states “If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriter or participating dealers will...provide notice...”. WR Hambrecht + Co has advised the Company that WR Hambrecht + Co believes that this disclosure makes clear that the notice of a change in the price range or number of shares will occur pre-effectiveness. With respect to the last bullet under “Reconfirmation of Bids,” WR Hambrecht + Co has advised the Company that there is no “pre-effective pricing” conducted in connection with OpenIPO. The price in the offering will not be determined until the auction is run, which necessarily occurs after effectiveness of the registration statement.

10.	You indicate that, in the event you seek reconfirmations, bidders will have a minimum of four hours to reconfirm their bids. Please indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

In response to the Staff’s comments, the prospectus has been revised on page 78 to disclose that bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation. The reconfirmation notices will only include the date and time of the closing of the auction if those times are known by the Company and the underwriter at the time the notices are sent. The Company cannot project whether that will be the case at this time.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 007

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Determination of Public Offering Price, page 79
11.	We note in the second paragraph you indicate that, based on the results of the auction, you and Hambrecht may elect to change the number of shares sold in the offering and that this may impact the clearing price and change the dilution to potential investors. Please explain what characteristics of the auction results would lead you and Hambrecht to change the number of shares offered based on the results of the auction. Also, please indicate that any decision to reduce the number of shares offered may result in an increase in public offering price and fewer potential investors receiving an allocation of shares in the offering.

The Company and WR Hambrecht + Co would only change the number of shares to be sold in the auction in the following circumstances:
•	If the demand for shares in the auction is considerably greater than the number of shares the Company currently anticipates selling, the Company may elect to increase the number of shares to be sold in the offering in a manner that does not materially alter the disclosure in the registration statement. This may have the effect of lowering the clearing price in the auction, which would result in additional investors receiving an allocation of shares in the offering. Each investor would receive a pro-rata allocation of shares at or below the maximum price they indicated that they were willing to pay.

•	If the demand for shares in the auction is less than the total amount that the Company currently anticipates selling in the offering, but not sufficiently less to materially change the disclosure in the registration statement, the Company may elect to reduce the number of shares to be sold in the offering to the amount of shares bid for in the auction. The Company would sell the maximum number of shares that the Company could that would result in sufficient aggregate proceeds to prevent a material change in the disclosure in the S-1. In this event, there would not be any increase in the public offering price as a result of the decrease in the number of shares sold (as not all of the shares were bid for) and all potential bidders who bid in the auction would receive shares they bid for at a price at or below the price they indicated they were willing to pay.
12.	We note in the fourth paragraph you state that if sufficient bids are not received, or if you do not consider the clearing price to be

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 008

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
adequate, or if you and the underwriter are not able to reach agreement on the public offering price, you “may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.” Please revise to clarify your intentions and the timeframe for conducting a new auction.

WR Hambrecht + Co has advised the Company that there are no intentions or known time frame for filing a post-effective amendment or conducting a new auction. WR Hambrecht + Co does not believe that additional disclosure on this point would be material to potential investors, as any potential investors would be informed of the timeframe for conducting the new auction in any post-effective amendment to the registration statement, which would necessarily need to be recirculated to potential investors.
Allocation of Shares, page 81
13.	Please revise the last bullet in the list at the top of page 82 to indicate that, as a result of the initial rounding, Bid 3 was reduced by a greater percentage of shares, not a greater number of shares, than Bid 1.

In the referenced example, Bid 3 was reduced by 75 shares from 675 to 600 shares as a result of rounding and Bid 1 was reduced by 50 shares from 750 shares to 700 shares as a result of rounding. Therefore Bid 3 was in fact reduced, as a result of rounding, by a greater number of shares (75) than Bid 1 (50 shares) and the disclosure is accurate as drafted.
Requirements for Valid Bids, page 82
14.	You state that valid bids are those that meet the requirements, including account size, established by the underwriters and participating dealers. Please revise to clarify whether you are referring to the $2,000 minimum amount to open an account or some other amount. Please tell us whether Hambrecht requires potential investors to have an eligible account at Hambrecht in place by a certain time in the auction process in order to submit a valid bid. Please also indicate how Hambrecht’s process differs from that of participating dealers.

WR Hambrecht + Co has advised the Company that WR Hambrecht + Co requires customers to deposit at least $2,000 to open a brokerage account at WR Hambrecht + Co. A potential bidder must have an account at WR Hambrecht + Co in order to participate in OpenIPO through WR Hambrecht + Co but there is no “other amount” required to be deposited

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 009

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

by a WR Hambrecht + Co account holder to participate in OpenIPO. Potential investors are not required to have an eligible account at WR Hambrecht at any particular time in order to submit a bid through WR Hambrecht + Co.

WR Hambrecht + Co does not know the account requirements of other selling group members, which may vary. The nature of the process of forming the selling group is such that the final list of selling group members and the allocation of shares among those members typically is not made until the day of pricing. Therefore, it would be impossible for WR Hambrecht + Co to disclose to the Company at this time what those account requirements may be. Further, WR Hambrecht + Co has advised the Company that WR Hambrecht + Co is not aware of any circumstances in which participating dealers have been required to list their account requirements or other customer information in the S-1 registration statement. WR Hambrecht + Co has advised the Company that in WR Hambrecht + Co’s opinion, this disclosure would be immaterial to potential investors and is better suited for communication by each potential dealer with their respective customers. W.R. Hambrecht + Co has further advised the Company that in accepting the invitation to join the selling group, each member of the selling group represents to W.R. Hambrecht + Co., LLC as follows:

“We represent that we will conduct all of our activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended.”

In addition, WR Hambrecht + Co has also informed the Company that the disclosure of participating dealers account requirements was the subject of extensive comment and discussion by Carol McGee and Joe Babits in during the last review by the Office of Chief Counsel. The current disclosure reflects their comments.

15.	Please describe any material differences in eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, please disclose whether you will accept multiple bids.

As described above, the nature of the process of forming the selling group is such that the final list of selling group members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriter will not know who the members of the

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0010

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

selling group are, and what their respective suitability or other requirements may be, until the auction is run, the Company is unable at this time to confirm any selling group member’s eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, W.R. Hambrecht + Co has advised the Company that participating dealers do not typically share their suitability, eligibility or other customer requirements with underwriters of offerings. Finally, W.R. Hambrecht + Co has advised the Company that W.R. Hambrecht + Co respectfully believes that this information is better conveyed by a particular dealer to their customer rather then through S-1 disclosure which would be extensive and immaterial to potential investors in the offering.

However, W.R. Hambrecht + Co., LLC, the lead manager, has advised the Company that in accepting the invitation to join the selling group, each member of the selling group represents to W.R. Hambrecht + Co., LLC as follows:

“We represent that we will conduct all of our activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended.”
The Closing of the Auction and Allocation of Shares, page 83
16.	We note that the auction may close in as little as an hour following effectiveness. Further, we note in your supplemental materials you state that investors must have sufficient funds to cover the purchase of the securities by no later than the third business day after the trade is executed. Please revise the disclosure to clarify when funding is required and how much time investors will have to fund their accounts. Please also revise your prospectus to state whether the auction may close pre-effectively.

The Company has revised the disclosure on page 82 to state that bidders must have sufficient funds in their account to purchase the shares at settlement, which generally occurs on the fourth business day following pricing. As described in the Plan of Distribution on page 82 of the registration statement, other than the $2,000 required to open an account at WR Hambrecht + Co, “prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective...No funds will be transferred from WR Hambrecht +

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0011

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid accepted.”

WR Hambrecht + Co has further advised the Company that the auction cannot close “pre-effectively.” The prospectus has not been revised to state whether the auction may close pre-effectively as WR Hambrecht + Co respectfully submits that the underwriter does not understand this comment by the Staff. As is described in the Plan of Distribution, the auction may not be run and may not close until at least an hour has passed since the registration statement has been declared effective. WR Hambrecht + Co believes that the disclosure as drafted makes clear that the auction is run after effectiveness (see pages 77-78) and cannot close until at least an hour has passed since the registration statement was declared effective (see page 78, Closing of the Auction and Pricing). WR Hambrecht + Co respectfully submits that adding additional disclosure stating that the auction will not close “pre-effectively” would potentially confuse investors.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Stock Option Plan, page F-20
17.	We note your response to comment 28 in our letter dated September 23, 2005. It appears that the fair value of your stock has increased by approximately 700% from the issuance dates of the options in 2004 until now. Based on the timeline of significant value-enhancing company events included in your response and company results over that time span, it is not clear that the increase in fair value is supported by the events that you have outlined. Please provide us with additional information to support such a significant increase in the fair value of your stock or record additional compensation expense on the stock options granted during 2004. In addition, please expand the Management’s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price.

Throughout this response, share numbers and prices appear without giving effect to the 1.3179 for 1 stock split contemplated by the Registration Statement.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0012

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Options to purchase shares of the common stock of Dover Saddlery were issued to management on December 31, 2004 with an exercise price of $2.56 per share. This valuation was determined by the Board, and further supported by an independent valuation from Orchard Partners, Inc. submitted under separate cover. The option exercise price of $2.56 corresponds to an equity value of $12,782,000 before applying a 20% discount for lack of marketability.
As noted in the Comment Letter, “It appears that the fair value of your stock has increased by approximately 700% from the issuance dates of the options in 2004 until now.” As described below, on three occasions between December 31, 2004 and now, potential and actual investors have provided thirty-party evidence of the value of Dover Saddlery’s equity. On the first occasion, in July 2005, private equity investors submitted bids to acquire Dover Saddlery at values that were approximately 190% higher than the December 2004 appraised value. In September 2005, a financial institution sold an equity interest in Dover Saddlery at a value approximately 33% higher than the July 2005 bidding range. In October 2005, Dover Saddlery’s underwriters presented an IPO pricing range that is 75% higher than the September 2005 transaction price.

In management’s view, third-party evidence supports the increase in value from July 2005 to October 2005. Therefore, this discussion concentrates primarily on the increase in value from December 2004 to July 2005. As described below, the change may be attributed to the following factors:

• A change in Dover Saddlery’s strategy, resulting in an increase in the forecasted cash flows;

• A different capital structure assumption, resulting in a lower discount rate;

• The inclusion of a premium for control in the July bids; and

• Reduction of the discount for lack of marketability in the July bids.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0013

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
Of these factors, the change in strategic direction and the subsequent validation of that strategy is the most important. On three occasions since December 31, 2004, there have been third party transactions or indications of interest that have established valuation points for equity interests in Dover Saddlery. The three third party valuation points are:

• July 12, 2005: Final bids were received from private equity investors interested in acquiring Dover Saddlery;

• September 16, 2005: Citizens Capital converted its preferred interest to common stock and sold a 15% interest in the equity of Dover Saddlery; and

• October, 2005: W.R. Hambrecht provided its current indication of a pricing range for an initial public offering by Dover Saddlery.

The following table compares the indicated value of equity interests in Dover Saddlery on each of these occasions.

	Equity value	Shareholder
Date	($000s)	interest	Marketability
Base December 31, 2004	$10,240	Minority	Non-marketable

Base December 31, 2004	$12,800	Minority	Marketable

1. July 12, 2005	$30,000	Controlling	Cash

2. September, 2005	No more than $40,000	Minority	Cash

3. October, 2005	$70,000	Minority	Marketable
The changes in value indicated above may be attributed to changes in:

• Management expectations based on changes in Dover Saddlery’s strategy

• The equity interest to be valued

• The investor’s goals and assumptions.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0014

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
The following discussion addresses these factors for the base period of December 31, 2004 as well as each of the three dates when valuation benchmarks were established.
Base period: December 31, 2004

Options to purchase shares of common stock were issued to management on December 31, 2004 with an exercise price of $2.56 per share (pre IPO stock split), as determined by the Board. This valuation was further supported by an independent valuation from Orchard Partners, Inc. submitted under separate cover (FedEx arriving Monday, October 24, 2005), and based on the Hierarchy of Valuation Alternatives, as outlined by the American Institute of Certified Public Accountants’ Technical Practice Aid on The Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “TPA”). The option exercise price of $2.56 corresponds to an equity value of $12,782,000 before applying a 20% discount for lack of marketability.

Changes in Dover Saddlery’s Strategy

The original Business Plan of Dover Saddlery developed as part of the acquisition process in the fall of 1998 was to maximize Dover Saddlery’s growth in the English equestrian catalog business over the five years of 1999 to 2004. During the latter part of 2003 and 2004, it became clear that Dover Saddlery’s catalog business growth was slowing.

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Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0015

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
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Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0016

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
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1.	July 2005 Bids

In the Spring of 2005, Dover Saddlery, with the assistance of an investment banker, Goldsmith Agio Helms (“GAH”), solicited bids from private equity investors to acquire a controlling interest in the equity and provide capital for roll-out of new Dover Saddlery stores. By July 14, 2005, three finalists had submitted bids. The following table summarizes the bids and the corresponding equity values:

The average indicated equity value was approximately $29.6 million, or $30 million rounded.

As noted earlier, the December 31, 2004 option program valued Dover Saddlery’s equity at approximately $12.8 million before applying a 20% discount for lack of marketability. The Company believes that the change in indicated values from December 31, 2005 to July 13, 2005 can be attributed to the following factors:

Changes in Dover Saddlery’s Strategy

Intensive study of the performance of Dover Saddlery’s 30-year-old first store and 2-year-old second store was undertaken in February of 2005. It

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0017

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

was determined that the opening of the Hockessin store 28 months earlier had in fact shown that new store sales were truly accretive. Initially there was cannibalization of about 4% in the first year, but by the second year the new retail store had actually stimulated catalog sales. Twenty four months after opening its new store, Dover Saddlery had grown its customer base in the Hockessin DE area from 1,500 customers to 6,000 customers and catalog sales had grown from $496,000 to $540,000. The new store in New Hampshire was now required to validate the analysis.

The design and development of the new Plaistow store proceeded with a target of a mid-April 2005 opening. It was to be a 12,000 sq. ft. store validating the equestrian “Superstore” concept (Dover Saddlery’s A-format store). If successful, management would expect the equestrian Superstore to generate sales of approximately $4.2 million by its third year of maturity. The grand opening was very successful, generating sales of $327,000 in three days, and $1.5 million in 3.5 months. The annualized sales rate of $5.1 million is 19% ahead of the plan for an A-format store. Clearly Dover Saddlery’s plan for the equestrian Superstore was then validated.

Dover Saddlery, with several new hires and new job assignments for two key internal managers had created a team capable of locating, building, merchandising, and managing an equestrian superstore, and the question of cannibalization had been answered to the satisfaction of management. The mission of successfully raising capital remained.

GAH had been commissioned to create an investment memorandum and seek equity capital. With the question of cannibalization answered and the validation of the equestrian Superstore, GAH was able to generate the offers summarized above.

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Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0018

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

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The projected discounted cash flows on this major change in strategy, as validated by the Plaistow results, increase Dover Saddlery’s valuation by more than $10 million.

Equity Interest to be valued

The December 31, 2004 value represents the value of a non-marketable minority interest. The July 14, 2005 value represents bids to pay cash for controlling interests in Dover Saddlery. The July 2005 bids almost certainly include a “premium for control” but, if so, these premiums are not quantified in the bids.

As noted earlier, the December 2004 equity value of $12.8 million is stated before applying a 20% discount for lack of marketability. A

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0019

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
discount for marketability is significantly reduced in the July 2005 values since the bidders were offering to pay cash to the selling shareholders.

Investors’ goals and assumptions

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The enterprise value of a company can be estimated by discounting its projected cash flows to present value. The discount rate is equal to the weighted average cost of capital (“WACC”). Typically, debt is a less expensive form of capital than equity. A more highly leveraged capital structure corresponds to a lower WACC. Lowering the discount rate increases the present value.

As of December 31, 2004, as illustrated in the Orchard Partners appraisal report, the Company’s capital structure was 36% debt and 64% equity. The private equity bidders assumed more aggressive use of debt. A portion of the increase in value from December 2004 to July 2005 is attributable to changes in the assumed capital structure.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0020

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
In summary, the change in value from December 2004 to July 2005 may be attributed to the following factors:

• A change in management’s strategic direction, resulting in an increase in the forecasted cash flows;

• A different capital structure assumption, resulting in a lower discount rate;

• The inclusion of a premium for control in the July bids; and

• Reduction of the discount for lack of marketability in the July bids.

2. September 2005 Refinancing and elimination preferred stock

As described in the Orchard Partners appraisal report, the holders of the Company’s preferred stock held a right to require the Company to redeem all of the outstanding preferred shares. Prior to filing for a public offering, it was necessary for the Company to arrange a refinancing of the preferred stock in order to eliminate the existing put option. In the refinancing, the preferred shares were converted into 29% of the outstanding common stock and the put option was eliminated. The Company paid $6 million to repurchase part of the converted common stock, which amounted to 15% of the Company’s outstanding equity. Thus, in exchange for $6 million, the preferred shareholders surrendered:

• The preferred rights;

• The put option; and

• 15% of the Company’s outstanding equity.

Hypothetically, if the preferred rights and put option have no value, the price paid for the common shares corresponds to $40 million value for the equity of the Company. Since the preferred rights and put option do have a significant but undetermined value, the transaction indicates a value for the equity of more than $40 million.

In July 2005, bids from private equity investors indicated a value of $30 million in the equity. The change in value from July 2005 to September 2005 is considered in light of the factors cited above.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0021

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

Changes in Dover Saddlery’s Strategy

During the summer of 2005, management continued working on the store development process. The project had three major components:

• Land Acquisition and Store Construction;

• Store Financing; and

• Improving the Store Optimization Software.

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Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0022

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
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In summary, over the course of the late summer and early fall three key issues regarding the national retail rollout were resolved in favor of the rollout.

1. How would Dover Saddlery build 5 to 10 stores a year scattered across the country?

2. Where would the capital come from to buy the land and build the stores so that Dover’s only cost would be the monthly lease payments of each store?

3. Could the proprietary software be further enhanced and become an even more useful specific store site selector anywhere in the country?

Equity Interest to be valued

The bids received in July 2005 were for a controlling interest and may have included a premium for control. The 15% interest sold in September 2005 represented a minority interest. In July, cash was offered for the shares, and in September, cash was paid for the shares. Therefore, no discount for marketability is necessary in either case.

Investors’ goals and assumptions

Dover Saddlery initiated discussions to refinance the preferred stock in order to prepare for an initial public offering. By the time the refinancing was completed, pricing discussions with the underwriter were underway, and these discussions were supporting valuations in excess of those indicated by the July 2005 financing.

3. October 2005 IPO Pricing Range

The most recent discussions between Dover Saddlery and its underwriters indicate a valuation range of $60 to $80 million. The December 2004 appraisal and the current pricing range bear similarities in that both apply to minority interests and neither has been tested by the marketplace. The December 2004 appraisal applies to a non-marketable interest whereas the current pricing range assumes marketability.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0023

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

One factor contributing to the increase in value from September to October is the elimination of the put option of the preferred stock. This option created uncertainty for Dover Saddlery and required that it preserve the capital needed to cover the put. Furthermore, paying out the put option would have been an unacceptable use of proceeds for new investors, particularly in the public arena.

The valuation range for Dover Saddlery’s IPO is estimated by the underwriter at $60 to $80 million fully diluted post-money equity value. The OpenIPO will offer shares at $12 to $16 per share, and the total dollar amount raised in the IPO is estimated at $35 million (before the exercise of the over-allotment option) through the sale of 2.5 million shares. Approximately 1.2 million shares will be primary shares, proceeds from which will be used to reduce debt and execute Dover Saddlery’s growth expansion strategies, and the remainder will be secondary shares.

The IPO value for Dover Saddlery is higher than the December 2004 valuation for several reasons. While management has not yet tested the market to prove this valuation, based on the validation of Dover Saddlery’s store plans with the success of Plaistow, a cleaner, more efficient and flexible capital structure after the offering, a marketable equity security, and the current opportunities available to the business as a result of this
IPO, management believes that the IPO valuation is supportable. Dover Saddlery has several opportunities for future growth:

•	Management will continue the expansion of Dover Saddlery retail stores in targeted markets. The success of the Plaistow, NH store has helped to validate the store expansion strategy and to create a model for the store roll-out. The Plaistow store has exceeded management’s expectations on multiple measures. Management believes that the new stores built or acquired as Dover Saddlery executes this plan will bring significant growth to Dover Saddlery in the near and long term. The capital raised through the offering will allow Dover Saddlery to accelerate its plans for what is a very compelling investment for the Company and for its shareholders.

•	Management intends to seek opportunities to expand Dover Saddlery’s direct channel through a variety of initiatives to existing and new customers outlined in the registration statement on Form S-1.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0024

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

•	Management will seek to enhance the mix of products offered by Dover Saddlery to best meet the needs of its customers and management will seek to expand and enhance the Company’s product mix to increase revenues and the profitability of the business.

•	Management will seek to expand further into the Western-style equestrian products market. Management has learned a great deal about the business since the acquisition of Smith Brothers and believes that this is a significant longer-term opportunity for Dover Saddlery. Management is just beginning to understand the Western style customer and to adapt Dover Saddlery’s business accordingly. Given that the size of the Western-style riding market is believed to be multiples larger than the English-style riding market, this presents a growth opportunity for Dover in the future.

Another factor contributing to the increase in value from September to October 2005 is the elimination of the put option on Dover Saddlery’s preferred stock. This option created uncertainty for Dover Saddlery and required that it preserve the capital needed to cover the put. This dampened the valuation of Dover Saddlery and, in September, management eliminated this hindrance.
After the offering, Dover Saddlery will have the capital and financial flexibility to pursue significant growth opportunities. Therefore, the valuation is higher than the December 2004 appraisal for a non-marketable, minority interest in a private company without the retail store growth validation and high cost, limited capital sources, and a sizable preferred put to Dover Saddlery.

Summary

The fair value of the common stock options granted on December 31, 2004 is $2.56, as determined by the Board and further supported by an independent valuation.

The total equity value of Dover Saddlery increased dramatically in the year 2005 due to a change in strategy that opened up new market opportunities. In December 2004, Dover Saddlery was a privately-held catalog company with a leveraged capital structure and indefinite plans for a gradual roll-out of retail stores. In 2005, management believes Dover Saddlery “cracked the code” on retail expansion. As of October 2005,

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0025

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

Dover Saddlery is newly positioned as a multi-channel retailer with aggressive plans to roll-out 30 or more new stores.

Third-party evidence supports this view. While bearing in mind the differences in minority and controlling interests as well as differences in liquid and illiquid holdings, the bids received in July and the sale of shares in September clearly illustrate significant growth in Dover Saddlery’s value occurring in calendar year 2005.

In further response to the SEC comment, we have updated the Management Discussion and Analysis with the following disclosure:

Based on an expected IPO price of $14 per share, the intrinsic value of options outstanding as of June 30, 2005 was $2.7 million, of which, $2.2 million related to vested options and $500,000 related to unvested options.

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0026

H. Christopher Owings
October 25, 2005

[CONFIDENTIAL TREATMENT REQUESTED BY Dover Saddlery, Inc.] / [TEXT REDACTED] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83
          We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.
          Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Michael Bruns of the Company at (978) 952-8062 x231.

Very truly yours,

/s/ John J. Concannon III

John J. Concannon III

cc:	David Mittelman	Securities and Exchange
	Stephen Day	Dover Saddlery, Inc.
	Michael Bruns	Dover Saddlery, Inc.
	George Nebel	Ernst & Young LLP
	Glen Openshaw	Bingham McCutchen LLP
	Jeffrey Marcus	Morrison & Foerster LLP

Confidential Treatment Requested By Dover Saddlery, Inc.	DOVR 0027